Exhibit 99.1

NOTICE OF

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 4, 2026

To the shareholders and ADS holders of SaverOne 2014 Ltd. (the “Company”):

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the “Meeting”) will be held on Wednesday, March 4, 2026, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel.

The agenda of the Meeting will be to approve the Exchange Agreement (as defined below).

Only shareholders and holders of ADSs at the close of business on February 4, 2026 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the Record Date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at Em Hamoshavot Rd. 94, Petah Tikva, Israel 49130, Israel Attention: Chief Financial Officer.

By Order of the Board of Directors

/s/ Jacob Tenenbaum
Chairman of the Board
January 28, 2026

Em Hamoshavot Rd.

94, Petah Tikva,

Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 4, 2026

This Proxy Statement is furnished to our holders of Ordinary Shares, including holders of our Ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the Extraordinary General Meeting of Shareholders (the “Meeting”), to be held on Wednesday, March 4, 2026, at 3:00 p.m. Israel time at our offices, Em Hamoshavot Rd. 94, Petah Tikva, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “SaverOne”, “we”, “us”, “our” and the “Company” to refer to SaverOne 2014 Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Meeting will be to approve the Exchange Agreement (as defined below).

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors (the “Board”) unanimously recommends that you vote “FOR” the proposal on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on February 4, 2026, shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting an applicable proxy, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Relations” portion of our website, as described below under “Shareholder Meetings”.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the Record Date, and return the proxy, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the Record Date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. You should complete, sign, date and return each voting instruction card you receive.

Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Solicitation

Shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy is received by us at least 48 hours prior to the Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxy at any time before the deadline for receipt of powers of attorney by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date. Proxies are being distributed to shareholders and ADS holders on or about February 6, 2026. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at Em Hamoshavot Rd. 94, Petah Tikva, 49130, Israel, not later than ten days before the Meeting. Response of the board to the position statement may be submitted not later than five days before the Meeting.

Quorum

At the close of business on January 27, 2026, we had outstanding 23,593,904,346 Ordinary Shares. Each Ordinary Share (including Ordinary Shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the Meeting.

Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be postponed to the following business day, on the same time and place, and the agenda for which the first meeting was called will be discussed at the postponed meeting. If there is no quorum at the postponed meeting by the end of half an hour from the date called for the Meeting, the postponed Meeting shall be held with the presence of any number of participants whatsoever. No further notice will be given or publicized with respect to such adjourned meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for the Proposal

In accordance with applicable Israeli law, the approval of the proposal on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the Ordinary Shares voted in favor of such items are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the respective item (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than SaverOne, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the applicable proxy card and voting instruction card, the Notice of the Extraordinary General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our website, www.saver.one. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL

To approve the Exchange Agreement (as defined below).

Background

On January 26, 2026 (the “Effective Date”), the Company entered into an Exchange Agreement (the “Exchange Agreement”) with VisionWave Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (“VisionWave”), for the purpose of developing an RF-based defense and security technology platform. Under the Exchange Agreement, it is intended that SaverOne will serve as the core operating platform for specified RF-based defense and security applications, supported by a non-exclusive global license to VisionWave’s proprietary RF sensing and analytics technologies for defense and homeland-security use (the “RF Platform”)

Pursuant to the Exchange Agreement, subject to the terms and conditions set forth therein, there is contemplated a three-stage equity exchange and strategic collaboration between the two companies where, subject to the satisfaction of specified milestones and the obtaining of required corporate and regulatory approvals, VisionWave may acquire approximately 51% of the issued and outstanding capital of SaverOne for aggregate consideration of $7,000,000 in equity of VisionWave, comprised of shares of common stock of VisionWave (the “VisionWave Common Stock”).

Staged Investment

In the first stage, SaverOne will receive $2.74 million VisionWave Common Stock and VisionWave will receive 19.99% equity in SaverOne’s issued and outstanding share capital as of the Effective Date (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement). Upon achievement of the first operational integration milestone (“Milestone 1”), SaverOne will issue VisionWave ordinary shares representing 19.99% of SaverOne’s outstanding share capital (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement), in exchange for VisionWave Common Stock valued at approximately $2.74 million. Thereafter, upon achievement of a commercial or defense pilot milestone (“Milestone 2”), SaverOne will issue VisionWave ordinary shares representing 11.02% of SaverOne’s outstanding share capital (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement) in exchange for VisionWave common stock valued at approximately $1.51 million. If all transaction milestones are satisfied as contemplated under the Exchange Agreement, VisionWave will hold approximately 51% of the issued and outstanding capital of SaverOne.

The number of VisionWave Common Stock issued in each of the initial stage, Milestone 1and Milestone 2 will be determined based on a five-day VWAP of the VisionWave Common Stock immediately preceding the applicable investment stage closing.

In addition, in order to preserve the agreed economic value of the VisionWave Stock issuable to SaverOne, in the event that the market price of the VisionWave Common Stock declines by more than 10% from the VWAP price for any stage during the ten (10) trading days following the issuance of such stock at such date, then VisionWave undertook to issue additional VisionWave Common Stock or pre-funded warrant to make up the shortfall, subject to compliance with Nasdaq rules.

The Performance Milestones

Under the Exchange Agreement, “Milestone 1” is defined as the completion, to the reasonable satisfaction of both Parties, of the operational integration of the Company’s VisionWave RF Technologies into SaverOne, such that SaverOne serves as the primary operating entity for VisionWave’s RF capabilities in the defense and security domains. “Milestone 2” is defined as the commencement of a pilot project in the defense and/or security sector with a governmental, military, homeland security, or equivalent defense-related end customer, or a private customer (including crowd funding for potential commercial use), utilizing the integrated RF capabilities pursuant to Milestone 1, as evidenced by a binding agreement with such customer and the initiation of project activities.

Under the terms of the Exchange Agreement, the Company will be granted by VisionWave of a non-exclusive perpetual, irrevocable, royalty-free, worldwide license to use, reproduce, modify, integrate, and otherwise exploit the VisionWave’s technology for the purpose of developing, integrating, testing, commercializing, and operating the RF Platform.

Registration Rights

Within ten (10) business days following the approval of the Exchange Agreement, VisionWave undertook to prepare and file with the SEC a registration statement on Form S-1 (or, if eligible, Form S-3) or such other appropriate form (the “Registration Statement”) covering the resale of such VisionWave Common Stock by SaverOne and its permitted transferees. VisionWave shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable thereafter and to maintain such effectiveness for a period of at least two (2) years or until all registered VisionWave Common Stock have been sold or may be sold without restriction under Rule 144 under the Securities Act, whichever occurs first.

Use of Proceeds

Under the terms of the Exchange Agreement, SaverOne shall use no less than 50% of the economic value of the VisionWave Common Stock (and any proceeds from sales thereof, subject to registration) primarily for the development, commercialization, and operation of the RF Platform, with detailed budgets and reporting requirements to be mutually agreed and monitored quarterly by a joint oversight committee.

Non-Competition

Under the Exchange Agreement, for a period of two (2) years following the closing of Milestone 2, each of SaverOne and VisionWave undertook not, directly or indirectly, compete with the other within the “Field of Use’, which is defined to mean the means the development, integration, testing, commercialization, and operation of the RF Platform solely for defense and security applications, as described in the Exchange Agreement.

Termination

The Exchange Agreement may be terminated by either party if the initial closing has not occurred April 11, 2026 or any subsequent closing has not occurred within ninety (90) days following achievement of the applicable milestone, provided that the terminating Party is not then in material breach of this Agreement or if the other party breaches any representation, warranty, or covenant contained herein in any material respect, and such breach is not cured within sixty (60) days following written notice thereof (or ten (10) days if the breach relates to a payment obligation).

In addition, VisionWave may terminate the Exchange Agreement if any milestone is not achieved within twelve (12) months following the prior closing (or the effective date for Milestone 1).

Board Appointments

Under the Exchange Agreement, following (and subject to) the completion of each investment stage, VisionWave will be entitled to designate one member to SaverOne’s Board. Currently the SaverOne Board is comprised of five members but will be increased to meet the additional director designations that may be required under the Exchange Agreement.

Each VisionWave designee shall meet all customary qualification, independence, and eligibility standards applicable to SaverOne’s directors generally under the Israeli Companies Law, Nasdaq rules, and SaverOne’s corporate governance policies (including any independence requirements for committee service). VisionWave shall consult with SaverOne in good faith regarding the selection of each VisionWave Designee to ensure compliance with such standards and shall provide SaverOne with all information reasonably requested to evaluate such designee’s qualifications

Board Composition

On February 17, 2025, at the special meeting of shareholders, our shareholders approved a new amendment to our Articles of Association, which established the division of the Board of Directors of the Company into staggered three-year terms. Under our Articles of Association, our board of directors must consist of no less than three but no more than 12 directors, including external directors. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

Our Articles of Association allow our Board to appoint new directors to fill in vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of the director’s tenure in accordance with our Articles of Association.

Following the initial investment, VisionWave will designate Douglas Davis as its designee on the SaverOne Boord. Following (and subject to achievement of each of Milestone 1 and Milestone 2) and the completion of the associated investments, the following VisionWave designees shall be considered for board appointments: Eric T. Shuss  and Chuck Hansen.

All three potential director designees will be appointed as directors upon the achievement of the relevant milestone subject to re-election at the next annual shareholders meeting.

The names of each director designee and the age of such director as of January 28, 2026 are as follows:

Name	Age	Class	Additional Position
Douglas Davis	67	Nominee for initial term of service as Class I director	Chief Executive Officer
Eric Shuss	60	Nominee for initial term of service as Class I director
Chuck Hanson	69	Nominee for initial term of service as Class I director

The following are brief biographies of each of the three (3) director nominees, based upon information furnished to us by them:

Douglas Davis is a seasoned executive with management experience across many areas including M&A, capital raising, sales and business development. Since 2001, Mr. Davis has served as the Managing Partner of CoBuilder, Inc., a consulting organization providing services for large and small corporate entities associated with increasing efficiencies, including increasing market penetration, revenues and profit; also, from 2008 to 2018, Mr. Davis served as the CEO of BitSpeed LLC, an extreme file transfer software solution. In addition, from July 2018 to April 2020 Mr. Davis served as the Chief Executive Officer of GBT Technologies, Inc. Mr. Davis received an AB Political Science from Stanford University and an MBA (Concentration in Finance and Strategic Management) from UCLA Anderson Graduate School of Management. Mr. Davis is a manager of Instant Fame LLC. VisionWave believes that Mr. Davis’s broad entrepreneurial, financial, and business expertise and his experience with micro-cap public companies and his role as Co-Chairman give him the qualifications and skills to serve as a director..

Eric T. Shuss has extensive knowledge and expertise in growing and running high-tech companies, from start-ups to thriving ongoing ventures. Over his 35-year career, he has worked at mid-to-large companies as a Senior Industry Analyst, Managing Consultant, Director of Information Systems, Director of Operations, CEO, COO, Vice President, and President. These roles have been within high-profile businesses in AI and Robotics, I.T./ERP sales and consulting firms, high-tech manufacturers, Telecomm, retail operations, and distributors. Most recently, from May 2019 until present, Mr. Shuss has served as a Senior Industry Analyst for Avantiico representing the company in all customer and partner interactions for its professional services practice. Prior to his current role, Mr. Shuss, managed and owned a consulting business, Peryton Systems, from April 2016 to May 2019 which was an independent consulting firm engaged to facilitate the commercialization of innovative technologies in Artificial Intelligence, VR/AR, ERP, Supply Chain and Logistics. Mr. Shuss has also held various other roles including Senior Industry Analyst/Presales for Hitachi Corporation. Mr. Shuss is an author and futurist who serves on several advisory boards and has a keen understanding of technology and can see the big picture to find ways for people to access and benefit from technology, which is the key to his success. Mr. Shuss attended California State University Long Beach studying Computer Science. VisionWave believes that Mr. Shuss’s broad entrepreneurial, financial, and business expertise and his experience with micro-cap public companies give him the qualifications and skills to serve as a director.

Chuck Hansen is a pioneer in federal, state, and local government information technology sales, marketing, operations, and finance. With over four decades of building companies from investment start-up to exit, Mr. Hansen currently serves as the Chairman & CEO of Electro Scan Inc., a cleantech supplier of machine-intelligent underground pipe assessment technologies. Mr. Hansen is the holder of 19 patents in the U.S. and abroad and has won complex product certifications from several of the world’s leading multi-national corporations, including Saudi Aramco. Mr. Hansen also currently serves as a consultant to Crown Electrokinetics Corp. (NASDAQ: CRKN). An FAA certified Instrument-Rated Pilot, Mr. Hansen is also certified to fly Small Unmanned Aircraft Systems (FAA Part 107). Mr. Hansen is currently a member of the Limited Partner Advisory Committee and Investment Board Member with Folsom, California-based Moneta Ventures where he helps assess AI, machine learning, robotics, SaaS, and supply chain investment opportunities. Prior to founding numerous companies, Mr. Hansen served as Chief Financial Officer of the Pacific School of Religion, the oldest graduate school of theology on the West Coast, reporting directly to the Board of Directors, and as Senior Accountant with Arthur Anderson & Co., working in the Oakland and San Francisco offices on auditing company financial statements, SEC registration statements, mergers, and acquisitions. Mr. Hansen holds a BS from University of California, Berkeley and an MBA from UCLA Anderson. VisionWave believes that Mr. Hansen’s broad entrepreneurial, financial, and business expertise and his experience with micro-cap public companies give him the qualifications and skills to serve as a director.

All of the director designees detailed above will be entitled to the same compensation currently paid to our directors, which was approved by our shareholders on August 14, 2023, which is consistent with the Compensation Policy.

Management Equity Grants

In parallel with the transactions contemplated under the Exchange Agreement, certain members of SaverOne’s management shall receive grants of VisionWave Common Stock under VisionWave’s equity incentive plan with an aggregate value of up to $3,000,000 (based on the VWAP Average Price as of the grant date), subject to vesting schedules corresponding to the achievement of Milestone 1 and Milestone 2 and performance milestones tied to the RF Platform and other customary terms to be set forth in separate award agreements.

The Participants and their respective target allocations from the Pool are:

(a) Ori Gilboa, the Company’s CEO — 50%;

(b) Jacob Teneboim, the Company’s Executive Chairman — 50%; and

(c) other SaverOne officers designated by our CEO - such portion of the Pool as may be determined in our CEO’s sole discretion, and subject to reallocation among all participants.

Vesting

The Pool shall vest upon the initial closing and each Milestone 1 and Milestone 2 closing, in proportion to the relative value of VisionWave Common Stock issued by VisionWave to the Company at such stage as determined under the Exchange Agreement.

Vesting shall be effective as of the relevant stage closing date and reflected in award instruments issued by VisionWave to the recipients.

Business Considerations for Entering into the Exchange Agreement

The Company faces significant challenges in the market for its advanced transportation safety and RF-based solutions and related operations, including increasing competition, the need for substantial capital investments, and a relatively slow pace of new technology adoption. This situation necessitates a strategic shift to ensure the Company’s continued existence and growth. The Company has identified the defense and security industry, as a field with substantial growth potential and significant relative advantages. Entering this domain allows the Company to diversify its operations and reduce reliance on its historical core market.

Company management believes that the transactions contemplated under the Exchange Agreement provides an opportunity to the Company to diversify its operations and enter into a highly regarded and increasingly important field. We believe that the strategic cooperation with VisionWave reflected in the Exchange Agreement provides the Company with an avenue to increase shareholder value.

Fairness Opinion and Valuation

In connection with its approval of the Exchange Agreement, SaverOne’s Board of Directors obtained an independent fairness opinion and valuation analysis from BDO Consulting Group, which concluded that the transaction is fair, from a financial point of view, to SaverOne and its stockholders. The SaverOne Board considered the fairness opinion, strategic rationale, market opportunity, and regulatory considerations in unanimously approving the transaction.

A copy of the Fairness Opinion is attached as an Exhibit A to this Proxy Statement.

A copy of the Exchange Agreement can be found as an exhibit to the Company’s report on Form 6-K filed on January 26, 2026 with the Securities and Exchange Commission.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms, conditions and provisions of the Exchange Agreement are hereby approved and ratified.

Recommendation

Our Board recommends a vote FOR the foregoing resolution approving the Exchange Agreement.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 28, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 28, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Jacob Tenenboim
Chairman of the Board
January 28, 2026

Exhibit A

SAVERONE 2014 LTD. FAIRNESS OPINION JANUARY 2026 PRIVATE AND CONFIDENTIAL

Per your request, BDO Ziv Haft Consulting & Management Ltd . (hereinafter : “ BDO ”) has performed a fairness opinion (hereinafter : “the Fairness Opinion ”) in connection with the acquisition of the publicly traded company known as “SaverOne 2014 Ltd . ” (hereinafter : “ SaverOne ” or the “ Company ”) by VisionWave Holdings, Inc . (hereinafter : the “ VisionWave ”, or the “ Acquiring Company ”) . The Company Valuation is as of December 31 , 2025 . This Fairness opinion is assessed on January 21 , 2026 . This document has been prepared solely for the internal use of the Company, as defined in the engagement letter, and may not be relied upon by any third party for any purpose . The contents of this report are confidential and subject to the use restrictions outlined in the engagement letter . This report is based on the latest information made available to us and we emphasize that our enquiries would not necessarily disclose all matters of significance to you relating to the Company . We prepared this report from information supplied to us and from discussions with the management and employees of the Company . We have not verified the accuracy, reliability or completeness of the information received and the procedures that we used to perform the work did not constitute an audit or review made under any generally accepted auditing standards . In addition, the study is limited according to the scope of work that was requested and approved by you originally . Yours faithfully, BDO Consulting Group Details Regarding the Fairness Opinion Specialist We BDO Consulting and Management Ltd . were founded by the partners of BDO Certified Public Accountants . BDO Consulting and Management is part of the international BDO network, provides a full range of business services required for national and international businesses in any sector . Our company has vast experience in the following fields : business valuations, financial and tax due diligence, goodwill and intangible assets valuations, financial analyses, business plans, project finance PFI/PPP advisory, M&A, investment banking and more . Doron Arami, CPA, Partner, Corporate Finance of BDO Consulting Group. Current role - In his current position Doron manages a team, which performs business plans, business valuations, economic consulting, valuation, FDD, impairment, employee stock option valuation, and budget building for a wide range of public and private companies . Career and employment : Doron is a Certified Public Accountant . He holds a bachelor’s degree in Economics and Business Administration from the Open University ; an M . B . A . and a CPA certificate in Accounting from Bar - Ilan University ; and an LL . B . from the Sapir College Faculty of Law . Doron Arami, C.P.A. Partner BDO Ziv Haft BDO Ziv Haft Amot Bituach House Building B, 48 Menachem Begin Road, Tel Aviv 66180 Israel Telephone:+972 3 - 6374391 Facsimile:+972 3 - 6382511 www.bdo.co.il SaverOne 2014 Ltd. Em Hamoshavot Rd. 94 Petah Tikvah, Israel Tel: +972 - 8 - 972 - 0090 Dear Ori Gilboa, 2

⯈ BDO Consulting Group, its partners, employees and agents neither we nor accept any duty or responsibility to the reader, whether in contract or in tort (including without limitation, negligence and breach of statutory duty), or howsoever otherwise arising . We make no representations regarding this report or the accuracy of the contents including that the information has not changed since the date of this report . We shall not be liable in respect of any loss, damage or expense of whatsoever nature which results from any use the reader may choose to make of this report, or any reliance the reader may seek to place on it, or which is otherwise consequent upon access to this report by the reader . ⯈ Our work has been conducted in accordance with applicable professional guidance . In other jurisdictions, standards and practice relevant to investigating accountants may be different and may not provide for reporting in the manner contemplated herein . Accordingly, this report has not been prepared in accordance with the standards and practice of any professional body in any other jurisdiction . ⯈ This report is not to be referred to or quoted, in whole or in part, in any other document or made available to any third party . PRIVATE AND CONFIDENTIAL | JANUARY 2026 3 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. Notice to any person not authorised to have access to this report ⯈ Any person who is not an addressee of this report or who has not signed and returned to BDO Consulting Group either a “no - reliance” or an “assumption of duty” release letter is not authorized to have access to this report . We do not accept or assume responsibility to any unauthorized person to whom this report is shown or any other person who may otherwise gain access to it . If any unauthorized person chooses to rely on the contents of this report, they do so entirely at their own risk . Should any unauthorized person obtain access to and read this report, such person accepts and agrees that : ⯈ This report was prepared in accordance with instructions provided by the addressees exclusively for the sole benefit and use of each of them and such other parties whom we expressly agreed in writing may have the benefit of, or rely upon, our work . MESSAGES

CONTENTS PRIVATE AND CONFIDENTIAL | JANUARY 2026 4 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. 5 Executive Summary 1 7 Company Overview 2 13 Valuation Methodology 3 18 Financial Valuation 4 25 Fairness Opinion 5

EXECUTIVE SUMMARY JANUARY 202 6 | P RIV A TE AND CONFIDENTIAL FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. 5 SECTION 1

PRIVATE AND CONFIDENTIAL | JANUARY 2026 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. Overview of the Company ⯈ SaverOne 2014 Ltd . is a technology company developing and commercializing in - vehicle safety solutions focused on reducing accidents caused by driver distraction . The Company’s core technology is based on patented capabilities to detect, analyze, and locate cellular phone radio frequency signals within a vehicle . ⯈ SaverOne’s primary product is an In - Cabin Driver Distraction Prevention Solution (DDPS), which identifies mobile phones in the driver’s vicinity and selectively blocks the use of distracting applications while driving . The solution is supported by proprietary hardware and software and is designed to comply with NHTSA guidelines . The DDPS is offered as an aftermarket solution, currently in commercial use, and as an OEM - integrated solution under development . ⯈ The current second - generation DDPS product was launched in late 2022 and targets global aftermarket markets, primarily in the U . S . and Europe . As of mid - 2025 , ~ 5 , 500 systems have been ordered, with about 4 , 400 installed across pilot and commercial deployments . The OEM solution is in early - stage development, with an expected launch in the second half of 2025 . ⯈ In addition, the Company is developing an ADAS product aimed at detecting vulnerable road users and providing collision warnings . ⯈ SaverOne operates in a market with increasing regulatory and commercial focus on distracted driving, positioning its technology as a differentiated solution to a significant road safety risk . 6 Valuation of SaverOne ⯈ BDO valued SaverOne using a discounted cash flow (DCF) approach, incorporating the Company’s forecasts and the acquirer’s risk considerations, including development, integration, commercialization, and execution risks . Based on this analysis, SaverOne’s implied equity value is ~ $ 20 . 221 M as of 31 . 12 . 2025 . Fairness Opinion Summary ⯈ In connection with the transaction, BDO prepared a fairness opinion assessing whether the consideration to be received by SaverOne is fair, from a financial point of view, to SaverOne and its shareholders as of the valuation date . ⯈ In forming its opinion, BDO relied primarily on the intrinsic valuation of SaverOne and compared it to the implied economic value of the transaction consideration, while also considering SaverOne’s prevailing public market capitalization of ~ $ 2 . 7 M, the form and timing of the consideration, the staged transaction structure, and the associated execution and realization risks . EXECUTIVE SUMMARY FAIRNESS OPINION AND VALUATION OF THE COMPANY Income Approach 31.12.2025 USD in Thousands 17,589 Enterprise Value 4,597 Cash and cash equivalents (1,500) Promissory notes, net (466) Liability in respect of government grants 2,631 Net Cash (Debt) 20,221 Equity Value as of 31.12.25

PRIVATE AND CONFIDENTIAL | JANUARY 2026 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. 7 COMPANY OVERVIEW SECTION 2

General ⯈ SaverOne 2014 Ltd. is an Israel - based technology company incorporated in 2014 and headquartered in Petah Tikva . The Company is listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker SVRE . ⯈ It develops and commercializes solutions intended to improve road safety by preventing accidents caused by driver distraction related to mobile phone use . ⯈ The core business activity centers on applying proprietary detection technology to transportation safety challenges . ⯈ The Company’s mission is to reduce mobile phone - related distracted driving incidents by identifying and selectively limiting use of hazardous applications while the vehicle is in motion . ⯈ This focus addresses a high - impact safety problem recognized by regulatory bodies, including the U . S . National Highway Traffic Safety Administration, which estimates that distracted driving contributes to a significant share of road accidents . Technology Leadership ⯈ SaverOne’s technology detects and analyzes cellular phone radio frequency signals to determine which phone in a vehicle is likely controlled by the driver. ⯈ The system allows necessary functions such as navigation and hands - free calls but prevents access to high - risk applications such as messaging and social media while the vehicle is in motion. PRIVATE AND CONFIDENTIAL | JANUARY 2026 8 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. ⯈ The Company also develops an RF - based Advanced Driver Assistance System (ADAS) solution designed to detect vulnerable road users, including pedestrians and cyclists, by tracking their mobile RF signal footprint, potentially improving detection in non - line - of - sight conditions and adverse environments . ⯈ SaverOne joined the European Union’s Regulatory Committee on Driver Distraction as an observing member, giving it a seat at discussions shaping future in - vehicle regulations in a major regulatory jurisdiction . Expertise and Team Strength ⯈ The executive team includes CEO Ori Gilboa, with prior leadership roles in automotive and technology operations, and other senior officers with experience in finance and operations . Company history shows collaboration agreements with institutional partners such as national police and transportation companies, indicating depth in applied safety technology deployment . Historical reporting noted multiple registered patents supporting the Company’s core solutions . Market Focus ⯈ SaverOne targets commercial fleets, private vehicle operators, public transportation providers, OEMs, and related service sectors such as leasing and insurance companies . The Company’s strategy is to penetrate markets initially through aftermarket installations in existing vehicles and subsequently through OEM integration in new vehicles produced by manufacturers and tier - one suppliers . Geographically, early commercial activities have centered on Israel, with a strategic focus on Europe and the United States . COMPANY OVERVIEW BACKGROUND

Key Facts and Metrics ⯈ As of mid - 2025 , SaverOne reported orders for ~ 5 , 430 systems with about 4 , 160 installations, reflecting growing adoption across commercial fleets . Revenues in the first half of 2025 increased by 57 % year - over - year, although the Company continues to operate at a net loss . Cash and cash equivalents rose through financing activities, but the Company has acknowledged ongoing operating losses and substantial cash burn . ⯈ Financial statements show modest revenue relative to operating expenses, with significant net losses during recent reporting periods . Auditor results indicate comprehensive losses and negative operating margins, consistent with a company in a growth and commercialization phase . ⯈ The Company has experienced considerable stock price volatility and dilution through equity financing, reflecting the capital intensity of technology development and market expansion . Progress ⯈ SaverOne launched its first - generation aftermarket Driver Distraction Prevention Solution (DDPS) product in late 2019 and subsequently released a second - generation version in 2022 with significant performance and compatibility improvements . The Generation 2 . 0 product is positioned for broader global aftermarket demand . PRIVATE AND CONFIDENTIAL | JANUARY 2026 9 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. ⯈ Commercial deployment has expanded beyond Israel to include international fleet customers . Repeat orders from long - standing customers and scaling within multinational corporations’ divisions demonstrate traction for the DDPS solution . ⯈ Strategic agreements include preliminary alliances with European ADAS technology providers and distribution partnerships in North America, indicating movement toward broader technology integration and international market penetration . Progress ⯈ SaverOne launched its first - generation aftermarket Driver Distraction Prevention Solution (DDPS) product in late 2019 and subsequently released a second - generation version in 2022 with significant performance and compatibility improvements . The Generation 2 . 0 product is positioned for broader global aftermarket demand . COMPANY OVERVIEW MARKET AND PROGRESS

⯈ SaverOne expects the VRU system to reach operational maturity and begin generating revenue by fiscal year 2029 , supporting the Company’s expansion into the ADAS and autonomous vehicle safety markets . Technology Advantages ⯈ SaverOne’s technology leverages proprietary RF detection hardware, software, and algorithms to monitor mobile device usage in vehicles and detect vulnerable road users . ⯈ The system can distinguish the driver’s device from other devices in the cabin and selectively restrict access to high - risk applications, enhancing safety without interfering with necessary functions such as navigation or hands - free communication . ⯈ The modular and scalable architecture supports deployment across multiple vehicle types, including passenger cars, light commercial vehicles, trucks, buses, and robotaxis, and allows integration both in aftermarket installations and directly with OEM vehicle systems . ⯈ The solution is designed to complement existing vehicle electronics and ADAS platforms, minimizing integration complexity and enabling phased adoption . ⯈ By combining real - time monitoring with adaptable software modules, SaverOne provides a differentiated safety solution that addresses both regulatory compliance and operational needs in commercial and consumer transportation markets . PRIVATE AND CONFIDENTIAL | JANUARY 2026 10 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. Product Offering ⯈ SaverOne’s core commercial product is its Driver Distraction Prevention System (DDPS), a software - based safety platform that prevents driver interaction with mobile devices while a vehicle is in motion . DDPS integrates with in - vehicle systems and enforces driver - focused policies in real time, without using cameras or biometric monitoring . ⯈ The platform is modular and deployed across multiple vehicle categories, including commercial fleets, buses, and trucks . SaverOne typically provides integration and configuration support during initial deployments, particularly when interfacing with OEM and fleet management systems . The Company continues to expand DDPS through additional software capabilities built on the same core technology . VRU Product Development ⯈ Building on its DDPS platform and RF - based capabilities, SaverOne is developing an ADAS solution for Vulnerable Road User (VRU) detection . The VRU system is designed to detect pedestrians, cyclists, and other vulnerable road users using RF signal analysis and to provide real - time collision warnings . ⯈ Development follows a phased roadmap, starting with proof - of - concept testing, progressing to a standalone system, and ultimately targeting automotive chip - level integration . The system is being designed for use across passenger vehicles, commercial vehicles, buses, and robotaxis . COMPANY OVERVIEW PRODUCT AND ADVANTAGES

COMPANY OVERVIEW SOURCES OF INFORMATION AND WORK PERFORMED PRIVATE AND CONFIDENTIAL | JANUARY 2026 11 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. The fairness opinion and valuation work was assessed and performed based on the following sources and activities : ⯈ Materials and documents provided by SaverOne 2014 Ltd . , including an extensive business plan outlining the DDPS and VRU products, development roadmap, team and expertise, current progress, and forward - looking plans . ⯈ Extensive discussions and meetings with the Company’s management, which provided clarification and additional detail regarding the Company’s technology, intellectual property, and development strategy, including timelines and projected market deployment for both DDPS and VRU . ⯈ Discussions with representatives of the Acquiring Company, which provided perspective on the contemplated transaction and the Acquirer’s view of the Company’s technology and strategic fit . ⯈ Review and assessment of the Company’s financial projections for the DDPS product line, which were considered and adjusted as part of the valuation process to reflect the assessed value of the intellectual property and projected commercialization potential . ⯈ Review of third - party projections for the VRU product line, which are based on various assumptions subject to uncertainty . Future results may differ materially from the projections, and the analyses should be considered illustrative of potential outcomes rather than guaranteed results . ⯈ The third party preparing these projections does not warrant any results obtained or conclusions drawn from the model, and any estimates, analyses, or opinions reflected constitute our professional judgment with no assurances regarding accuracy or completeness . ⯈ Review of the key terms and structure of the contemplated transaction, including the form and timing of consideration, equity issuance mechanics, shareholder approval requirements, and the use of a promissory note as part of the consideration . ⯈ Review of the Company’s publicly available audited financial statements from FY 22 through FY 24 , and interim H 1 2025 financials . ⯈ Consideration of the economic characteristics of the transaction consideration, including potential dilution, approval contingencies, credit risk associated with the promissory note, and alternative outcomes contemplated under the transaction documentation, for purposes of assessing fairness from a financial point of view . ⯈ This review and analysis reflect our assessment of SaverOne’s technology, product lines, and market potential based on the available information as of the date of this opinion . Report tables ⯈ Unless otherwise indicated, all amounts presented in this report are denominated in USD ( $ ) and are expressed in thousands . Figures have been rounded to the nearest thousand ; accordingly, minor rounding differences may occur in certain tables .

COMPANY OVERVIEW PUBLIC MARKET CAP CONTEXT AND RECONCILIATION TO DCF EQUITY VALUE PRIVATE AND CONFIDENTIAL | JANUARY 2026 12 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. ⯈ It is important to note that SaverOne’s current real - time public market capitalization is ~$2.7M. This figure is based on a latest closing ADR price of ~$1.67 and a fully diluted share count of 17 , 742 , 533 , 412 ordinary shares, with each ADR representing 10 , 800 ordinary shares traded on the Nasdaq exchange . ⯈ This market capitalization reflects observable trading prices in the public market at a specific point in time and is subject to volatility, liquidity constraints, and market microstructure effects typical of thinly traded securities . ⯈ SaverOne has publicly disputed third - party sources that report a market capitalization of ~ $ 78 M, asserting that such figures are incorrect and do not properly reflect the Company’s actual fully diluted share count, ADR ratio, or prevailing market prices . ⯈ In this context, the SaverOne provided us with its detailed capitalization table, which we reviewed and relied upon in order to validate the fully diluted share count used in our analysis . ⯈ This cap table supports the share figures referenced above and highlights the reconciliation between public market data and the valuation inputs applied in this work . ⯈ By contrast, the equity value implied by the discounted cash flow analysis represents a forward - looking, fundamentals - based assessment derived from the Company’s updated financial projections . ⯈ The DCF framework is internally consistent with those projections and reflects expectations regarding the timing and scale of future commercialization, the ramp - up of revenues over a multi - year horizon, and the substantial technological, execution, and financing risks inherent in SaverOne’s business model . As such, the implied equity value should be viewed as an estimate of intrinsic value under the stated assumptions, rather than a reflection of current trading levels . ⯈ The divergence between the observed public market capitalization and the DCF - implied equity value may be attributable to several factors, including limited trading liquidity, a constrained investor base, uncertainty around SaverOne’s ability to execute on its development roadmap, and broader market skepticism toward early - stage companies with extended paths to profitability . ⯈ In addition, public market prices may not fully incorporate long - term upside scenarios embedded in management’s projections, particularly where near - term financial performance is characterized by ongoing losses and continued capital requirements . ⯈ Accordingly, the DCF - derived equity value is best interpreted as a long - term, forward - looking valuation anchored in projected cash flow generation, while the current market capitalization represents a short - term market snapshot that may not fully reflect the Company’s underlying economic potential or risk - adjusted intrinsic value .

PRIVATE AND CONFIDENTIAL | JANUARY 2026 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. 13 VALUATION METHODOLOGY SECTION 3

Income Approach ⯈ The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to investors in the security or asset . A commonly used methodology under the income approach is a discounted cash flow analysis . A discounted cash flow analysis involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate . This discount rate should consider the time value of money, inflation, and the risk inherent in ownership of the asset or security interest being valued . Net Asset Value - Based Approach (NAV) ⯈ A third approach to the valuation is the asset - based approach . The discrete valuation of an asset using an asset - based approach is based upon the concept of replacement as an indicator of value . A prudent investor would pay no more for an asset than the amount for which he or she could replace the asset new . The asset - based approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable . This approach generally provides the most reliable indication of the value of land improvements, special - purpose buildings, special structures, systems, and special machinery and equipment . ⯈ We have elected to value the Company according to the Income Approach, specifically with the valuation of the DCF outlined in the Valuation section of this report . PRIVATE AND CONFIDENTIAL | JANUARY 2026 14 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. Background ⯈ According to IFRS 13 "Fair Value Measurement" there are three generally accepted approaches to valuation, referred to as the following : ⯈ Market approach, Income approach and Cost approach (also known as - Asset - based approach) . ⯈ Within each category, a variety of methodologies exist to assist in the estimation of fair value . The following sections contain a brief overview of the theoretical basis of each approach, as well as a discussion of the specific methodologies relevant to the analyses performed . Market Approach ⯈ The market approach relies on prices and information from market transactions involving identical or comparable assets, liabilities, or businesses . It is based on actual transactions in the equity of the enterprise being valued or in similar enterprises traded in public markets . Arm’s - length third - party transactions generally provide the best indication of fair market value . ⯈ Within this approach, two primary methods are used . The Guideline Transactions Method derives valuation multiples from sales of comparable companies and applies those multiples to the subject enterprise . ⯈ The Guideline Public Company Method identifies publicly traded companies with similar financial and operating characteristics, derives adjusted valuation multiples from them, and applies those multiples to estimate the value of the subject Company's equity or invested capital . VALUATION METHODOLOGY OVERVIEW

In applying the CAPM, the rate of return on capital is estimated as the current risk - free rate of return on Israeli government bonds, plus a market risk premium expected over the risk - free rate of return, multiplied by the “beta” for the valued company . Beta is defined as a risk measure that reflects the sensitivity of a Company’s stock (or capital) price to the movements of the stock market as a whole . The CAPM rate of return on capital is calculated using the formula : ⯈ Ke = Rf + B(Rm * Rf) + SCP + Sp Where; ⯈ Ke: Rate of return on capital; ⯈ Rf: Risk free rate of return; ⯈ B: Beta or systematic risk for this type of capital investment; ⯈ Rm – Rf: Market risk premium – the expected return on a broad portfolio of stocks in the market (Rm) less the risk - free rate (Rf); ⯈ SCP: Small Cap Premium; ⯈ SRP: Specific Risk Premium; ⯈ Tax: Company’s expected Tax Rate. ⯈ The public comparables (comps) used in this valuation are detailed in the appendix. PRIVATE AND CONFIDENTIAL | JANUARY 2026 15 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. Discount Rate When applying the Income Approach, the cash flows expected to be generated by a business are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money . This return, known as the weighted average cost of capital (“WACC”) is calculated by weighting the required returns on interest - bearing debt and common equity capital in proportion to their estimated percentages in an expected industry capital structure . The general formula for calculating the WACC is : ⯈ WACC = Kd (%D) + Ke (%E) Where: ⯈ WACC: Weighted average return on invested capital ⯈ Kd: After - tax return on debt capital ⯈ D%: Debt capital as a percentage of the sum of the debt, and common equity capital (“Total invested Capital”) ⯈ Ke: Rate of return on common equity capital ⯈ E%: Common equity capital as a percentage of the Total Invested Capital. VALUATION METHODOLOGY DISCOUNT RATE

Equity Risk Premium ( 6 . 3% ) ⯈ The market risk premium is composed of two key elements : 1. Risk - Free Rate (RF) : This reflects the minimum return an investor would expect from a risk - free investment, such as Israeli government bonds . 2. Equity Risk Premium (ERP) : This is the additional return required by investors for taking on the risk of investing in equities rather than risk - free assets ; for example, investing in the Tel Aviv 35 index . ⯈ To ensure accuracy, we source the risk - free rate from a dedicated financial platform that provides daily, inflation - adjusted rates specific to Israel . In contrast, we use Aswath Damodaran’s data for the equity risk premium (RM - RF), as his methodology aggregates a broad sample of equity investments in the Israeli market and offers a comprehensive estimate of the capital risk premium . Currently, this figure stands at 6 . 3% . When combined with the risk - free rate, this gives the total required return for equity investments in Israel (~ 10 . 3% ) . ⯈ In determining the appropriate discount rate for the valuation of the Company, we incorporated both market - based size adjustments and company - specific risk factors, guided by Duff & Phelps 2025 data and current global conditions . Small Cap Premium ( 10 . 57% ) ⯈ According to the Duff & Phelps 2025 Valuation Handbook, the Company falls within the lowest size decile, reflecting its limited scale, ongoing operating losses, and early - stage commercialization profile . SaverOne has generated recurring losses and does not yet operate at a level sufficient to support sustainable profitability . PRIVATE AND CONFIDENTIAL | JANUARY 2026 16 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. ⯈ A significant portion of the Company’s value is dependent on the future commercialization of products that are still in development, including the VRU solution, which is not expected to generate revenues for several years . ⯈ Companies in this category typically face elevated uncertainty, constrained access to capital, and heightened execution risk . Based on Duff & Phelps data, a size premium of 10 . 57 % was incorporated into the cost of equity to reflect these factors . Company Specific Risk Premium (5.0%) ⯈ A Company - specific risk premium of 5 . 0 % was applied to reflect risks not fully captured by market and size adjustments . These include continued operating losses, reliance on future capital raises, and execution risk associated with developing and commercializing new products . ⯈ The Company’s base - case projections assume initial meaningful revenues beginning in FY 29 ( $ 30 M) and substantial long - term growth thereafter, outcomes that are subject to significant uncertainty . ⯈ Additional risks include reliance on a relatively small management and engineering team, competitive pressure from established automotive and ADAS solution providers, customer adoption risk, and the long duration required to realize projected cash flows . ⯈ Given that a substantial portion of the Company’s estimated value is derived from long - dated, highly uncertain future outcomes, the applied Company - specific risk premium reflects the elevated risk profile relative to more mature and profitable operating companies . VALUATION METHODOLOGY PREMIUMS

VALUATION METHODOLOGY
WEIGHTED AVERAGE COST OF CAPITAL (WACC)

Discount Rate

- The following table shows the Company's WACC, as of December 31, 2025:

Parameter	Sign	Value	Source
Debt	D/V	7.9%	Comparable Companies
Equity	E/V	92.1%	Comparable Companies
Cost of Debt	Kd	8.0%	Company Specific
Tax Rate	T	23%	Israel Effective Tax Rate
Risk Free Rate	Rf	4.0%	Israel Government Debt - 15 Year
Unlevered Beta	UB	0.19	Comparable Companies
Levered Beta	LB	0.21	LB = UB * (1 + (1 - T) * (D / E))
Market Risk Premium	Rm-Rf	6.3%	Israel Damodaran, Jan-26
Small Cap Premium	SCP	10.6%	Duff & Phelps 2025
Company Specific Premium	CP	5.0%	BDO Conclusion
Cost of Equity	Ke	20.9%	Rf +B*(Rm-Rf)+SCP+Cp
Weighted Average Cost of Capital	**WACC**	**19.8%**	**(D/V)*(1-T)*Kd + (E/V)*Ke**

- A table outlining the relevant Duff & Phelps 2025 data is provided, indicating the range in which the Company's value falls.
- **The Weighted Average Cost of Capital (WACC) applied in the model is 19.8%, based on the combined inputs of the cost of equity, Company-specific risk premium, small cap premium, and cost of debt, each derived from relevant market data and benchmarks.**

Duff & Phelps 2025			
	Low Range	High Range	Size Premium
Mid Cap	3,948	20,178	0.52%
Low Cap	731	3,946	1.02%
Micro Cap	1	730	2.66%
1	47,157	3,622,111	-0.01%
2	20,191	46,949	0.33%
3	9,938	20,178	0.49%
4	6,109	9,937	0.50%
5	3,948	6,181	0.74%
6	2,482	3,048	1.00%
6	1,423	2,465	1.19%
8	731	1,417	0.88%
9	305	730	1.73%
10	1	304	4.47%
10A	132	304	3.06%
10W	221	304	2.18%
10X	132	221	4.17%
10B	1	132	7.42%
10Y	68	132	5.98%
10z	1	67	10.57%

PRIVATE AND CONFIDENTIAL | JANUARY 2026 17 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD.

PRIVATE AND CONFIDENTIAL | JANUARY 2026 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. 18 FINANCIAL VALUATION OF THE COMPANY SECTION 4

FINANCIAL VALUATION OF THE COMPANY PROJECTION OF PROFIT AND LOSS PRIVATE AND CONFIDENTIAL | JANUARY 2026 19 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. Projection Terminal Historical Forecasted Profit & Loss FY29 FY30 FY31 FY32 FY33 FY34 FY35 FY36 Year FY28 FY27 FY26 FY24 2025E FY23 USD in Thousands 63,691 156,549 252,310 317,712 379,050 454,047 526,353 592,909 610,696 14,227 4,919 1,462 455 438 738 Revenues 347.7% 145.8% 61.2% 25.9% 19.3% 19.8% 15.9% 12.6% 3.0% 189.2% 236.5% 233.6% - 38.3% - 3.7% 107.7% YoY Growth (47,634) (116,253) (181,464) (222,398) (265,335) (317,833) (368,447) (415,036) (427,487) 74.8% 74.3% 71.9% 70.0% 70.0% 70.0% 70.0% 70.0% 70.0% (7,060) 49.6% (2,550) 51.8% (826) 56.5% (289) (308) 63.5% 70.4% (534) 72.4% Cost of Goods Sold % of Revenues 16,056 40,295 70,846 95,313 113,715 136,214 157,906 177,873 183,209 7,168 2,370 636 166 130 204 Gross Profit 25.2% 25.7% 28.1% 30.0% 30.0% 30.0% 30.0% 30.0% 30.0% 50.4% 48.2% 43.5% 36.5% 29.6% 27.6% Gross Margin (8,836) (18,109) (26,574) (33,489) (39,005) (45,236) (50,139) (53,468) (53,950) 13.9% 11.6% 10.5% 10.5% 10.3% 10.0% 9.5% 9.0% 8.8% (13,933) 97.9% (10,539) 214.2% (13,126) 897.8% (5,242) (5,704) 1152.5% 1301.6% (6,201) 840.5% Research & Development % of Revenues (1,830) (1,900) (2,248) (2,423) (2,564) (2,716) (2,846) (2,954) (2,980) (1,752) (1,681) (1,629) (1,296) (1,406) (1,027) Sales & Marketing 2.9% 1.2% 0.9% 0.8% 0.7% 0.6% 0.5% 0.5% 0.5% 12.3% 34.2% 111.4% 285.0% 320.8% 139.2% % of Revenues (5,540) (14,123) (22,962) (28,109) (32,256) (36,971) (40,743) (45,823) (46,235) (3,167) (2,269) (1,310) (2,614) (2,749) (2,259) General & Administrative 8.7% 9.0% 9.1% 8.8% 8.5% 8.1% 7.7% 7.7% 7.6% 22.3% 46.1% 89.6% 574.7% 627.2% 306.1% % of Revenues Total Operating Expenses (9,487) (9,153) (9,859) (16,065) (14,489) (18,851) (16,206) (34,132) (51,785) (64,021) (73,824) (84,923) (93,728) (102,245) (103,165) % of Revenues 1285.8% 2012.2% 2249.6% 1098.9% 294.5% 132.5% 25.4% 21.8% 20.5% 20.2% 19.5% 18.7% 17.8% 17.2% 16.9% Operating Income (Loss) (9,283) (8,987) (9,729) (15,429) (12,119) (11,684) (149) 6,164 19,061 31,292 39,891 51,291 64,178 75,628 80,044 Operating Margin NA NA NA NA NA NA - 0.2% 3.9% 7.6% 9.8% 10.5% 11.3% 12.2% 12.8% 13.1% (50) (50) (50) (50) (50) (50) (50) (50) (50) (50) (50) (50) (26) (26) - Depreciation & Amortization (99) 6,214 19,111 31,342 39,941 51,341 64,228 75,678 80,094 (11,634) (12,069) (15,379) (8,961) (9,704) (9,283) EBITDA - 0.2% 4.0% 7.6% 9.9% 10.5% 11.3% 12.2% 12.8% 13.1% NA NA NA NA NA NA EBITDA Margin

Note 1: Revenue Assumptions ⯈ The revenue forecast reflects two distinct business activities: the DDPS product line, which is already commercialized, and the VRU product line, which remains under development and is expected to begin generating revenue only in FY 29 . ⯈ From FY 26 through FY 28 , the Company’s sole source of revenue is assumed to be DDPS . Management provided explicit DDPS revenue projections through FY 31 . Beyond FY 31 , DDPS revenues are assumed to grow at a steady annual rate of 3% , which is consistent with the assumed terminal growth rate . This rate is intended to reflect long - term population growth and inflation, and implicitly assumes that DDPS becomes a mature, stable product with limited incremental market expansion . ⯈ VRU revenues are assumed to commence in FY 29 , following completion of development and initial commercialization . Once launched, VRU revenues are projected to grow rapidly, reflecting early - stage market penetration from a low base . The model assumes growth of ~ 212 % in FY 30 and 70 % in FY 31 , followed by a gradual deceleration as the product scales and matures, reaching a long - term growth rate of 15 % by FY 36 . ⯈ VRU revenues are driven by assumptions regarding the number of RF units deployed across passenger vehicles, light commercial vehicles, trucks, buses, and robotaxis . From the terminal year onward, VRU revenues are also assumed to grow at a steady rate of 3% . PRIVATE AND CONFIDENTIAL | JANUARY 2026 20 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. FINANCIAL VALUATION OF THE COMPANY PROJECTION OF PROFIT AND LOSS Note 2 : COGS and Gross Profit ⯈ Cost of goods sold are modeled separately for each activity to reflect differences in product maturity and expected manufacturing efficiency . ⯈ For DDPS, COGS are assumed to remain constant at 70 % of revenue throughout the entire projection period . This reflects a relatively stable cost structure for a mature aftermarket product with limited expected margin expansion . ⯈ For VRU, COGS are assumed to be higher at launch and improve over time as scale is achieved and production efficiencies are realized . COGS are modeled at 80 % of revenue in FY 29 , declining to 77 % in FY 30 and 73 % in FY 31 , and reaching 70 % by FY 32 . From that point forward, VRU gross margins are assumed to align with DDPS and remain stable through the terminal year . ⯈ As a result, consolidated gross margins initially decline in FY 29 and FY 30 due to the introduction of the lower - margin VRU activity, before stabilizing at ~ 30 % in the steady state .

Note 3 : Research and Development (R&D) ⯈ Research and development expenses include both payroll - related costs for engineering and technical staff and non - payroll R&D expenditures . ⯈ Employee - related R&D costs are assumed to grow at 5 % of the year - over - year change in revenue, reflecting moderate headcount growth tied to business scale rather than aggressive expansion . Non - payroll R&D expenses are modeled as variable costs equal to 30 % of year - over - year revenue growth, capturing ongoing development, testing, and refinement activities, particularly related to the VRU product line . ⯈ As revenues scale, R&D expenses decline materially as a percentage of revenue, reflecting operating leverage and the transition from development - heavy operations to commercialization . Note 4 : Sales and Marketing (S&M) ⯈ Sales and marketing expenses include both payroll costs and other selling and marketing expenditures . Similar to R&D, employee - related S&M costs are assumed to grow at 5 % of the year - over - year change in revenue, while non - payroll S&M expenses are modeled as 30 % of incremental revenue growth . ⯈ This structure reflects increased commercial activity as revenues scale, while assuming improving efficiency over time . ⯈ As a result, S&M expenses decline significantly as a percentage of revenue in the outer years of the projection . PRIVATE AND CONFIDENTIAL | JANUARY 2026 21 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. FINANCIAL VALUATION OF THE COMPANY PROJECTION OF PROFIT AND LOSS Note 5: General and Administrative (G&A) ⯈ G&A expenses are modeled as variable costs equal to 30 % of year - over - year revenue growth . This approach reflects incremental increases in corporate overhead, legal, finance, and administrative functions required to support a larger operating scale, while assuming that fixed costs do not grow proportionally with revenue . G&A expenses decline steadily as a percentage of revenue over the projection period . Note 6: Operating Income (Loss) and EBITDA ⯈ Due to minimal depreciation and amortization, operating income and EBITDA are substantially similar throughout the projection . The Company is projected to remain loss - making through FY 29 , with operating breakeven achieved as VRU revenues begin to scale . From FY 30 onward, operating leverage becomes increasingly visible as revenues grow faster than operating expenses . ⯈ In the terminal year, total operating expenses represent ~ 17 % of revenue, resulting in an operating margin and EBITDA margin of ~ 13 . 1% . Note 7: Depreciation and Amortization (D&A) ⯈ D&A expenses are minimal throughout the projection period due to the Company’s limited capital expenditure requirements . Annual capital expenditures are assumed to be ~ $ 50 , 000 and are depreciated on a straight - line basis over ten years . As a result, depreciation does not materially impact operating results or EBITDA and remains insignificant relative to revenue .

FINANCIAL VALUATION OF THE COMPANY
CASH FLOW ADJUSTMENTS

Cash Flow Adjustments															Terminal
USD in Thousands	FY23	FY24	2025E	FY26	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34	FY35	FY36	Year
Operating Income (Loss)	(9,283)	(8,987)	(9,729)	(15,429)	(12,119)	(11,684)	(149)	6,164	19,061	31,292	39,891	51,291	64,178	75,628	80,044
Operating Margin	*NA*	*NA*	*NA*	*NA*	*NA*	*NA*	*-0.2%*	*3.9%*	*7.6%*	*9.8%*	*10.5%*	*11.3%*	*12.2%*	*12.8%*	*13.1%*
Tax	-	-	-	-	-	-	-	-	-	-	(5,558)	(11,797)	(14,761)	(17,394)	(18,410)
Effective Tax Rate	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*13.9%*	*23.0%*	*23.0%*	*23.0%*	*23.0%*
Depreciation & Amortization	-	26	26	50	50	50	50	50	50	50	50	50	50	50	50
Investment in Capital Expenditures	-	(84)	(14)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)
Investment in Net Working Capital	(645)	(2,751)	3,372	(307)	(1,037)	(2,792)	(14,839)	(27,857)	(28,728)	(19,620)	(18,402)	(22,499)	(21,692)	(19,967)	(5,336)
Free Cash Flow	(9,928)	(11,796)	(6,346)	(15,736)	(13,156)	(14,476)	(14,988)	(21,694)	(9,667)	11,672	15,931	16,995	27,725	38,267	56,298
Discounted Cash Flow				(14,329)	(9,933)	(9,063)	(7,781)	(9,338)	(3,451)	3,455	3,910	3,458	4,678	5,354	44,754

Note 1: Tax

- No cash taxes are assumed through FY32, despite positive operating income in certain years, as the Company utilizes accumulated net operating losses generated in prior periods.
- Partial utilization of these losses occurs in FY33, resulting in a reduced effective tax rate in that year.
- From FY34 onward, the SaverOne is assumed to be fully taxable at the standard Israeli corporate tax rate of 23%, which is applied consistently through the terminal year.

Note 2: CAPEX and D&A

- Capital expenditures are assumed to be modest and stable at ~$50K per year throughout the projection period. These investments are assumed to relate primarily to routine corporate needs, including IT infrastructure, office equipment, testing equipment, and minor upgrades required to support ongoing operations.
- Depreciation and amortization are assumed to equal annual capital expenditures and are depreciated on a straight-line basis over ten years. Given the limited level of capital investment, depreciation does not materially impact free cash flow.

PRIVATE AND CONFIDENTIAL | JANUARY 2026 22 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD.

FINANCIAL VALUATION OF THE COMPANY
CASH FLOW ADJUSTMENTS

Cash Flow Adjustments USD in Thousands	FY23	FY24	2025E	FY26	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34	FY35	FY36	Terminal Year
Operating Income (Loss)	(9,283)	(8,987)	(9,729)	(15,429)	(12,119)	(11,684)	(149)	6,164	19,061	31,292	39,891	51,291	64,178	75,628	80,044
Operating Margin	*NA*	*NA*	*NA*	*NA*	*NA*	*NA*	*-0.2%*	*3.9%*	*7.6%*	*9.8%*	*10.5%*	*11.3%*	*12.2%*	*12.8%*	*13.1%*
Tax	-	-	-	-	-	-	-	-	-	-	(5,558)	(11,797)	(14,761)	(17,394)	(18,410)
Effective Tax Rate	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*13.9%*	*23.0%*	*23.0%*	*23.0%*	*23.0%*
Depreciation & Amortization	-	26	26	50	50	50	50	50	50	50	50	50	50	50	50
Investment in Capital Expenditures	-	(84)	(14)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)	(50)
Investment in Net Working Capital	(645)	(2,751)	3,372	(307)	(1,037)	(2,792)	(14,839)	(27,857)	(28,728)	(19,620)	(18,402)	(22,499)	(21,692)	(19,967)	(5,336)
Free Cash Flow	(9,928)	(11,796)	(6,346)	(15,736)	(13,156)	(14,476)	(14,988)	(21,694)	(9,667)	11,672	15,931	16,995	27,725	38,267	56,298
Discounted Cash Flow				(14,329)	(9,933)	(9,063)	(7,781)	(9,338)	(3,451)	3,455	3,910	3,458	4,678	5,354	44,754

Note 3: Changes in Net Working Capital

- Net working capital is modeled as 30% of annual revenue, consistent with the Company's historical working capital profile. Changes in net working capital reflect the incremental investment required to support revenue growth, including receivables, inventory, and other operating assets.
- As revenues increase materially following the launch and scaling of the VRU product line, working capital requirements represent a significant use of cash in the outer projection years.

Note 4: FCF and DCF

- Free cash flow is negative through FY31, reflecting sustained operating losses, substantial working capital requirements, and ongoing investment to support product development and commercialization. As the Company reaches scale and operating profitability, free cash flow turns positive in FY32 and grows steadily through the end of the forecast period.
- All projected free cash flows from FY26 onward were discounted to present value using the Company's weighted average cost of capital, with terminal value derived from terminal year free cash flow and a long-term growth assumption.

PRIVATE AND CONFIDENTIAL | JANUARY 2026 23 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD.

SaverOne Company Valuation ⯈ Based on the projected free cash flows for SaverOne as a whole and the updated base - case discount rate, the income - based valuation implies an enterprise value of ~ $ 17 . 6 M as of December 31 , 2025 . ⯈ Adjusting for balance sheet items, including cash and cash equivalents of $4.6M, net of $1.5M in promissory notes and $466K related to government grant liabilities, results in net cash of ~$2.6M. This yields an implied equity value of ~$20.2M as of December 31, 2025. ⯈ The valuation reflects a delayed VRU commercialization timeline, lack of field - level proof of concept and customer validation, and long, complex sales cycles . It incorporates key technological and execution risks, including reliance on a single inventor with limited commercial experience, lack of insurability, potential trade secret exposure, and uncertainty around future technological developments . These risks are reflected in the projected cash flow timing and elevated discount rate . ⯈ A sensitivity analysis was also prepared to illustrate the potential range of valuation outcomes under varying assumptions for the discount rate and terminal growth rate . While the base - case valuation represents the most likely scenario given current projections and risk factors, the sensitivity table highlights how changes in key assumptions can materially impact the implied enterprise and equity values . PRIVATE AND CONFIDENTIAL | JANUARY 2026 24 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. FINANCIAL VALUATION OF THE COMPANY DISCOUNTED FLOW AND SENSITIVITY ANALYSIS Income Approach 31.12.2025 USD in Thousands 17,589 Enterprise Value 4,597 Cash and cash equivalents (1,500) Promissory notes, net (466) Liability in respect of government grants 2,631 Net Cash (Debt) 20,221 Equity Value as of 31.12.25 Sensitivity Analysis Income Approach Equity Value, USD in Thousands WACC 21.8% 20.8% 19.8% 18.8% 17.8% Long Term Growth Rate 5,459 11,175 17,940 25,980 35,580 2.0% 6,187 12,070 19,047 27,359 37,311 2.5% 6,955 13,016 20,221 28,825 39,160 3.0% 7,764 14,016 21,466 30,388 41,137 3.5% 8,619 15,076 22,790 32,056 43,258 4.0%

PRIVATE AND CONFIDENTIAL | JANUARY 2026 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. 25 FAIRNESS OPINION SECTION 5

⯈ A fairness valuation study was performed to determine the intrinsic value of the Company . ⯈ The study was conducted using the discounted cash flow method under the income approach, which BDO considers appropriate given the project - based nature of the Company . BDO may have applied alternative valuation methodologies where relevant . ⯈ The DCF method measures value by reference to the Company’s expected future debt - free cash flows . The analysis is based on projected revenues, costs, and cash flows derived from the Company’s business plans and underlying projects, the determination of a terminal value consistent with long - term growth expectations, and the application of a discount rate that reflects the risks associated with achieving the projections . ⯈ Key factors considered in assessing expected future financial performance include market potential and expected market share, business plans and operating assumptions, prevailing industry conditions and competitive dynamics, anticipated working and capital expenditure requirements, and expected levels of operating profitability . ⯈ BDO was engaged by SaverOne to render a fairness opinion in connection with the contemplated strategic transaction under which VisionWave Holdings, Inc . will acquire a controlling equity interest in SaverOne 2014 Ltd . through a staged equity exchange resulting in ~ 51 % ownership on a fully diluted basis . PRIVATE AND CONFIDENTIAL | JANUARY 2026 26 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. FAIRNESS OPINION OVERVIEW ⯈ The purpose of this fairness opinion is to assess whether the consideration to be received by SaverOne under the transaction is fair, from a financial point of view, to SaverOne and its shareholders as of the valuation date . This opinion does not address the legal, tax, regulatory, or strategic merits of the transaction, nor does it constitute a recommendation as to how any shareholder should vote . ⯈ In forming its opinion, BDO will rely primarily on the intrinsic valuation of the Company previously performed, which was used by the Company in its internal decision - making and in negotiating the transaction . ⯈ The opinion will be based on information made available to BDO, including executed transaction documents, public filings, financial information, management projections, and discussions with management . BDO will review the relevant transaction documents to understand the economic terms and mechanics of the transaction . The intrinsic valuation will serve as the principal reference point for assessing fairness, subject to any new material information arising since the valuation date . ⯈ The fairness analysis will compare the implied transaction consideration to the concluded valuation on a like - for - like basis and may include limited sensitivity or scenario analyses, where appropriate . High - level market reasonableness checks may be performed for corroborative purposes only . ⯈ Based on these procedures, BDO will provide a written opinion as to whether the transaction consideration is fair, subject to customary assumptions, limitations, and disclaimers, and without addressing legal, tax, or strategic merits .

⯈ The transaction is structured as a staged strategic equity exchange under which VisionWave Holdings, Inc . will acquire a controlling interest in SaverOne 2014 Ltd . through a series of equity issuances tied to defined operational and commercial milestones . ⯈ Under the executed Letter of Intent and the Exchange Agreement, VisionWave is expected to acquire ~ 51 % of SaverOne’s issued and outstanding share capital on a fully diluted basis upon completion of all transaction stages . SaverOne will continue to operate as a publicly listed company following the transaction, subject to VisionWave holding majority ownership and governance influence . ⯈ The structure is intended to align VisionWave’s ownership increase with the integration and commercialization of RF - related technologies within SaverOne . ⯈ The transaction is implemented in three stages : ▪ In the first stage, VisionWave acquires a 19 . 99 % equity interest in SaverOne in exchange for VisionWave common stock with an agreed economic value . ▪ The second stage provides for an additional 19 . 99 % ownership increase upon completion of the operational integration of VisionWave’s RF technologies into SaverOne . ▪ The final stage, representing an additional 11 . 02 % ownership, is contingent upon the commencement of a defense or security - sector pilot project using the integrated RF platform . PRIVATE AND CONFIDENTIAL | JANUARY 2026 27 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. FAIRNESS OPINION TRANSACTION TERMS AND STRUCTURE ⯈ Total consideration payable to SaverOne under the transaction consists of VisionWave equity with an aggregate agreed value of $ 7 . 0 M, issued in tranches corresponding to each transaction stage . ⯈ The number of VisionWave shares issued in each tranche is determined based on a volume - weighted average trading price over a defined measurement period . ⯈ The agreement includes a value protection mechanism designed to preserve the agreed economic value of the consideration in the event of a post - issuance decline in VisionWave’s share price, subject to applicable regulatory and stock exchange constraints . ⯈ In parallel, certain members of SaverOne’s management may receive additional VisionWave equity under separate incentive arrangements, with such awards tied to milestone achievement, vesting conditions, and continued involvement in the RF platform development . These awards constitute additional consideration associated with the transaction but are issued directly to management rather than to SaverOne . ⯈ From a governance perspective, the transaction provides VisionWave with board representation rights that increase with each completed stage . Upon completion of the full transaction, VisionWave will hold majority ownership and corresponding governance influence over SaverOne, while SaverOne will continue to operate as a publicly listed entity and as the primary operating platform for the combined RF - focused activities .

Consideration structure and realization risk ⯈ In forming its fairness opinion, BDO considered the following key issues and risks as they relate to SaverOne and its shareholders in connection with the contemplated transaction : Change of Control at an Early Stage ⯈ The transaction results in VisionWave obtaining majority ownership of SaverOne prior to full commercialization of the VRU product line . SaverOne shareholders therefore relinquish control at a stage where a substantial portion of the Company’s projected value remains long - dated and dependent on successful execution . Asymmetric Risk Allocation ⯈ SaverOne contributes its operating platform, public company infrastructure, and commercialization capabilities, while the consideration received consists entirely of VisionWave equity . The realized value of this consideration is subject to VisionWave’s share price performance, market liquidity, and broader capital market conditions . Milestone Dependency ⯈ A portion of the consideration is tied to the achievement of defined operational and commercial milestones . These milestones involve material execution risk, and delays or failure to achieve them could limit SaverOne shareholders’ ability to realize the full economic value contemplated by the transaction . PRIVATE AND CONFIDENTIAL | JANUARY 2026 28 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. FAIRNESS OPINION KEY ISSUES, CONCERNS, AND RISKS Equity Consideration and Market Risk ⯈ Because consideration is payable in VisionWave equity, SaverOne shareholders are exposed to share price volatility, potential dilution, and trading liquidity constraints, notwithstanding the inclusion of a value protection mechanism . Comparison to Intrinsic Value ⯈ BDO compared the implied value of the transaction consideration to the independently derived intrinsic equity value of SaverOne under the DCF analysis . This analysis indicates an intrinsic equity value of ~ $ 20 . 2 M, which is materially higher than SaverOne’s public market capitalization of ~ $ 2 . 7 M at the time of the analysis . ⯈ This disparity highlights the extent to which SaverOne’s current market price does not reflect its underlying long - term fundamental value, given early - stage commercialization, execution risk, and limited market liquidity . Public Market Context ⯈ SaverOne’s public market capitalization of ~ $ 2 . 7 M reflects limited trading liquidity, ongoing operating losses, and uncertainty regarding the timing and execution of VRU commercialization . By contrast, the intrinsic valuation of $20.2M indicates a substantial disconnect between market pricing and fundamental value. The transaction consideration represents a material premium to prevailing market trading levels and provides shareholders with an opportunity to realize value meaningfully above current market prices, subject to the structure and risks of the consideration.

Purpose and Scope ⯈ BDO was engaged by SaverOne 2014 Ltd . to provide a fairness opinion in connection with the contemplated transaction under which VisionWave Holdings, Inc . is expected to acquire a controlling equity interest in SaverOne . The opinion assesses whether the consideration to be received is fair, from a financial point of view, to SaverOne and its shareholders as of the valuation date . This opinion does not address the legal, tax, regulatory, or strategic merits of the transaction . Summary of the Transaction ⯈ The transaction is structured as a staged equity exchange through which VisionWave is expected to acquire ~ 51 % of SaverOne on a fully diluted basis . Consideration consists of VisionWave equity with an agreed value of $ 7 . 0 M , issued in tranches tied to defined operational and commercial milestones . Upon completion, VisionWave will hold majority ownership and corresponding governance influence, while SaverOne will remain a publicly listed company . Valuation Reference Point ⯈ BDO performed an intrinsic valuation of SaverOne using a DCF under the income approach . The analysis resulted in an intrinsic equity value of ~ $ 20 . 2 M, reflecting projected cash flows from the Company’s existing operations and the expected future commercialization of the VRU product line . This intrinsic valuation was materially higher than SaverOne’s publicly traded market capitalization of ~ $ 2 . 7 M at the valuation date and served as the main reference point for the fairness assessment . PRIVATE AND CONFIDENTIAL | JANUARY 2026 29 FINANCIAL VALUATION REPORT | FAIRNESS OPINION | SAVERONE 2014 LTD. FAIRNESS OPINION SUMMARY Fairness Assessment Approach ⯈ In forming its opinion, BDO compared the implied economic value of the transaction consideration to the intrinsic valuation of SaverOne using consistent assumptions . The analysis considered the form and timing of the consideration, the staged structure of the transaction, and the associated risk profile . BDO also considered the limited relevance of SaverOne’s prevailing public market capitalization, given the Company’s size, limited trading liquidity, and early stage of VRU commercialization . Limited sensitivity analyses were reviewed to support the assessment . Key Considerations ⯈ BDO considered, among other factors, the early stage of VRU commercialization, the change of control prior to full value realization, the equity - based nature of the consideration and related market risks, and the dependence on milestone achievement for full economic realization . These factors were reflected in the valuation assumptions and discount rate . Opinion ⯈ Based on the procedures performed and subject to the assumptions and limitations described herein, BDO is of the opinion that the consideration to be received under the transaction is fair, from a financial point of view, to SaverOne and its shareholders, based on the consideration as structured, as of the valuation date, considering the Company’s intrinsic valuation and the limitations of prevailing public market trading levels .